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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 6-K

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                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                      REPORT ON FORM 6-K DATED MAY 11, 2009

                        Commission File Number: 000-51183

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                          SHAMIR OPTICAL INDUSTRY LTD.
                 (Translation of Registrant's Name Into English)

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                      Kibbutz Shamir, Upper Galilee, 12135
                    (Address of principal executive offices)

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     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                        Form 20-F [X]   Form 40-F [_]

     (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                              Yes [_]   No [X]

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-_______)

This report on Form 6-K is hereby incorporated by reference into the registration statements on Form S-8 filed by the Registrant with the Securities and Exchange Commission on September 28, 2006 (File No. 333-137628), on
September 10, 2007 (File No. 333-137628) and on September 10, 2008 (File No.
333-153396).

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                   Shamir Optical Industry Ltd.
                                   (Registrant)

Date: May 11, 2009
                                      By:  /s/ David Bar-Yosef
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                                           David Bar-Yosef, Advocate
                                           General Counsel

Investor Relations Contacts:
Roni Gavrielov                      Jeffrey Goldberger/Marybeth Csaby
KM / KCSA Investor Relations        KCSA Strategic Communications
+972-3-516-7620                     212-896-1249/212-896-1236
roni@km-ir.co.il                    jgoldberger@kcsa.com / mcsaby@kcsa.com

     SHAMIR OPTICAL INDUSTRY LTD. ANNOUNCES RECEIPT OF NOTICE FROM NASDAQ OF
                FAILURE TO SATISFY CONTINUED LISTING REQUIREMENTS

KIBBUTZ SHAMIR, ISRAEL, MAY 11, 2009, Shamir Optical Industry Ltd. (Nasdaq:
SHMR) (the "COMPANY") a leading provider of innovative products and technology to the ophthalmic lens market, today announced that the Company received a letter on May 7, 2009 from the Nasdaq Stock Market notifying the Company that it does not meet the independent director and audit committee composition requirements for continued listing on the Nasdaq Stock Market under Listing
Rules 5605(b)(1) and 5605(c)(2)(A) (the "RULES"), respectively. Listing Rule
5605(b)(1) requires that a majority of a listed company's board of directors be comprised of independent directors, and Listing Rule 5605(c)(2)(A) requires a listed company to have an audit committee comprised of at least three independent members. The Company's audit committee currently consists of one member, who is the only independent member of the Company's board of directors.

The Company was informed that it is not eligible for the cure period provided in
Listing Rule 5605 and that, as a result, the staff of Nasdaq is reviewing the
Company's eligibility for continued listing on the Nasdaq Stock Market. To facilitate this review, Nasdaq has asked the Company to provide a specific plan and timetable to achieve compliance with the Rules on or before May 22, 2009.
The Company is in the process of preparing the requested plan and timetable and expects to provide the requested information to Nasdaq by the May 22, 2009 deadline.

The Company will hold a special general meeting of its shareholders on June 11,
2009 to elect two new independent directors to its board of directors who shall join the audit committee upon their election. Following their election, the
Company shall have an audit committee comprised of three independent members.
The Company is relying currently on the exemption available to "controlled companies" under Listing Rule 5615(c) from the board majority independence requirement of Listing Rule 5605(b)(1).

ABOUT SHAMIR:

Shamir is a leading provider of innovative products and technology to the spectacle lens market. Utilizing its proprietary technology, the company develops, designs, manufactures, and markets progressive lenses to sell to the ophthalmic market. In addition, Shamir utilizes its technology to provide design services to optical lens manufacturers under service and royalty agreements.
Progressive lenses are used to treat presbyopia, a vision condition where the eye loses its ability to focus on close objects. Progressive lenses combine several optical strengths into a single lens to provide a gradual and seamless transition from near to intermediate, to distant vision. Shamir differentiates its products from its competitors' primarily through lens design. Shamir's leading lenses are marketed under a variety of trade names, including Shamir
Genesis(TM), Shamir Piccolo(TM), Shamir Office(TM), Shamir Nano(TM), Shamir
Autograph(TM) and Shamir Smart(TM). Shamir believes that it has one of the world's preeminent research and development teams for progressive lenses, molds, and complementary technologies and tools. Shamir developed software dedicated to the design of progressive lenses. This software is based on Shamir's proprietary mathematical algorithms that optimize designs of progressive lenses for a variety of activities and environments. Shamir also has created software tools specifically designed for research and development and production requirements, including Eye Point Technology software, which simulates human vision.

SAFE HARBOR STATEMENT

Statements concerning and assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under U.S. federal securities laws.
Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated
in such statements. Shamir assumes no obligation to update the information in this release.